June 20, 2008

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Blair Petrillo, Mail Stop 3561

Re:	Exelon Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 7, 2008
Definitive Proxy Statement on Schedule 14A
Filed March 20, 2008
Filed No. 001-16169

Ladies and Gentlemen:

We are writing in response to the comments contained in the Staff’s comment letter dated June 6, 2008 (the “Comment Letter”) with respect to Exelon Corporation’s (“Exelon”) Form 10-K, as filed with the Securities and Exchange Commission on February 7, 2008, and its Definitive Proxy Statement on Schedule 14A, as filed with the Commission on March 20, 2008 (the “proxy statement”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with Exelon’s responses. All responses to this letter are provided on a supplemental basis.

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Form 10K for Fiscal Year Ended December 31, 2007

Item 8. Financial Statements and Supplementary Data page 172

Combined Notes to Consolidated Financial Statements, page 204

Note 4. Regulatory Issues (Exelon, Generation, ComEd and PECO), page 224

1.	We received your response to comment two [i.e., three] in our letter dated May 12, 2008. Please tell us the authoritative literature considered in concluding that Generation’s settlement payments should be recognized in income as paid rather than ratably over the period the benefits are received.

Response:

Exelon has concluded that payments made by Exelon Generation Company, LLC (Generation) associated with the Illinois Settlement Agreement do not represent assets and should be immediately expensed as they do not guarantee Generation any future benefits.

As filed in a Form 8-K dated July 24, 2007, Generation entered into funding agreements (funding agreements) with Commonwealth Edison Company (ComEd) and various entities of Ameren Corporation (Ameren entities) associated with the Illinois Settlement Agreement. Pursuant to section 2.2(a) of these funding agreements, Generation is obligated to reimburse ComEd and the Ameren entities for its share of the credits following the issuance of those applicable credits by ComEd and the Ameren entities to their respective customers, if at that date no “Legislation Event” (defined in section 1.2 of the funding agreements) has occurred. In general, a Legislation Event is the enactment of a tax on the generation of electricity or enactment of legislation freezing or reducing retail electric rates by the Illinois legislature prior to August 1, 2011. Accordingly, Generation does not recognize its share of the credits until notification of the issuance of these credits by the utility companies.

After the credits are issued, Generation has no legal authority to seek recovery of the contributed amounts if there were to be a subsequent Legislation Event. The benefits that Generation might receive through August 1, 2011 are not considered contractual benefits as the Illinois legislature has the ability to enact adverse legislation following a payment being made by Generation. Because Exelon has no contractual right to seek recovery or refund of previous payments, there is no probable future economic benefit as Generation cannot use legal means to enforce counterparty performance under the contract. The payments are in consideration for no Legislation Event up to that point in time, and do not secure an enforceable right to prevent future Legislation Events.

Exelon considered whether the settlement amounts funded by Generation should result in the creation of an asset, representing the future economic benefit of the conditions precedent to making the payment (no generating tax or rate freeze for four years, the extension of the provision regarding limited approvals required for merger and acquisition activity, etc.). As part of its accounting conclusion, Exelon considered the provisions of paragraphs 25 and 26 of FASB Concepts Statement No. 6, “Elements of Financial Statements a Replacement of FASB Concepts Statement No. 3” (CON 6). Paragraph 25 of CON 6 states that assets are “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.” As noted above, after any particular payment is made under the funding agreements, Generation is not assured any measurable future economic benefit from that payment. Accordingly, no asset should be recorded as the payments are made, and all payments are expensed as paid.

Note 19. Commitments and Contingencies, page 296 Fund Transfer Restrictions, page 315

2.

We reviewed your response to comment six in our letter dated May 12, 2008. We acknowledge that the Federal Power Act is vague in defining whether a dividend is excessive as the Act does not stipulate any quantitative limits on the payment of dividends or the funds properly included in the capital account. We have read the cases you cited regarding the FERC’s interpretation of the scope of Section 305(a) of the Act. However, it appears that that [sic] facts and circumstances in the cited cases that necessitated dividend payments were caused by unusual weather patterns and the attendant financing and regulatory adjustments made to accommodate such abnormal events. In addition, although you disclose that the Federal Power Act does not limit the ability of your subsidiaries to pay dividends sufficient to meet your actual cash requirements, we are not convinced from the information provided in your response that restricted net assets, as defined in Rule 4-08(e)(3) of Regulation S-X, of your consolidated and unconsolidated subsidiaries and equity method investees together do not exceed 25 percent of consolidated net assets as of the end of 2007. Please provide us with a more detailed analysis of the impact of the Federal Power Act as well as any other restrictions, such as debt covenants or state PUC limitations, on your ability to pay dividends. In doing so, provide a quantitative analysis of restricted net assets which supports your conclusion that Rule 4-08(e) of Regulation S-X is not applicable in your facts and circumstances. The analysis should show that your subsidiaries, regulated or otherwise, on an aggregate basis are able to transfer amounts in the form of loans, advances or cash dividends in excess of 75 percent of consolidated net assets without potentially violating the provisions of the Federal Power Act and/or other agreements or without the consent of a third party. If you cannot make such a representation, we believe the information required by Schedule I of Rule 5-04 of Regulation S-X would be useful to an analysis of the consolidated financial statements.

Response:

As further explained below, we do not believe that Exelon is required to include Schedule I of Rule 5-04 of Regulation S-X or the disclosures required by Rule 4-08(e)(3) of Regulation S-X. However, we understand that the Staff has been engaging in discussions with various public utility holding companies regarding the desirability of including in such companies’ Form 10-K filings a copy of Schedule I in order to enhance investor understanding of certain dividend restrictions that may be imposed or that could otherwise affect such companies’ regulated subsidiaries. In the interest of supporting Staff efforts to enhance the transparency of issuers’ disclosures in this regard, we will in future filings provide a Schedule I as part of our annual Form 10-K.

Our analysis as of December 31, 2007 concluded that Exelon restricted net assets were five percent of total equity.

Our analysis considers both the restrictions of the amount of funds that may be loaned or advanced and of the amount of cash dividends, which may be transferred. Under Rule 5-04(c) of Regulation S-X, “where restrictions on the amount of funds which may be loaned or advanced differ from the amount restricted as to transfer in the form of cash dividends, the amount least restrictive to the subsidiary should be used.” The application of this rule results in the loan restriction being computed for Generation and the dividend restriction being computed for ComEd and PECO Energy Company (PECO).

As a holding company, Generation has blanket authorization to acquire a non-voting security (e.g., a note) in a holding company (e.g., Exelon). 18 C.F.R. 33.1(c)(2)(i). This blanket authorization is subject to the limitation that the holding company acquiring the note (i.e., Generation) cannot, in connection with the acquisition, borrow from any electric utility company subsidiary in connection with such acquisition or pledge or encumber the assets of any electric utility company subsidiary in connection with such acquisition. 18 C.F.R. 33.1(c)(3)(i) and (ii). Accordingly, Generation could not borrow money from or pledge the assets of its electric utility subsidiary AmerGen Energy Company, LLC. However, given the value of Generation’s other assets, we believe that between its own assets (exclusive of investments in electric utility company subsidiaries) and what it could borrow in the public markets (if necessary, secured by assets owned directly by Generation other than its equity in its electric utility subsidiaries), Generation could lend up to its full equity to Exelon. At December 31, 2007, Generation had access to unsecured revolving credit facilities with aggregate bank commitments of $5 billion. These credit agreements are valid through October 26, 2012.

The ability of ComEd and PECO to pay dividends to Exelon is subject to limitations under the Federal Power Act (FPA) Section 305(a) (Section 305(a)) as well as state law and contractual restrictions. Section 305(a) prohibits the paying of dividends from “any funds properly included in capital account,” and as discussed in our previous response and as the Staff acknowledges, the FPA is vague in defining this limitation. However, on two occasions Exelon has obtained declaratory orders from the Federal Energy Regulatory Commission (FERC) regarding the payment of dividends out of specified capital accounts following the completion of mergers and corporate restructurings. Exelon Corporation, 109 FERC Paragraph 61,172 (2004) (the ComEd of Indiana case) and Exelon Generation Company, LLC and Public Service Electric and Gas Company, 114 FERC Paragraph 61,317 (2006) (the Generation case). Exelon believes that, based on these cases and on the experience of other companies who have sought declaratory orders from the FERC in similar situations, the Section 305(a) restrictions would not limit ComEd and PECO to pay dividends to Exelon solely out of their retained earnings.

In the ComEd of Indiana case, Exelon sought a declaratory order that ComEd of Indiana, a public utility subsidiary of ComEd, in turn a public utility subsidiary of Exelon, could pay a dividend to ComEd of $30 million without violating Section 305(a). The $30 million was to be derived as follows: Approximately $9.7 million was in ComEd of Indiana accounts designated as retained earnings but redesignated as paid-in capital as a result of purchase accounting in connection with the merger of Unicom (then ComEd’s parent) with PECO Energy Company (PECO). The remaining $20.3 million was excess revenue that ComEd of Indiana had earned but not paid to ComEd in fees for maintaining and operating its assets. Also, pursuant to an SEC order, ComEd of Indiana’s common equity ratio was required not to fall below 30 percent. The FERC granted Exelon’s request and determined that the concerns underlying Section 305(a) (i.e., that the source of dividends is clearly disclosed, the dividend is not excessive and there is no self-dealing on the part of corporate officials) were not present. The FERC reasoned that Exelon had clearly identified the source from which the dividends would be paid and there was nothing to indicate that the dividends would be excessive. The FERC also noted that there would be no adverse effect on the shareholder interests of ComEd because (a) ComEd would own the same assets before and after the dividend, and (b) ComEd of Indiana was required to maintain a 30% equity balance such that the dividend would not affect its liquidity or financial integrity. Accordingly, the ComEd of Indiana case provides a reasonable basis to conclude the FERC would not find a violation of Section 305(a) if Exelon’s other public utility subsidiaries were to have paid dividends at least up to the amount of their retained earnings before the Unicom-PECO merger that formed Exelon in 2000, provided that their equity ratios had remained above 30% (assuming, of course, that the source from which the dividends were paid had been clearly identified). This conclusion also would be consistent with FERC declaratory orders generally, including the other FERC cases we cited in our previous response, such as National Grid plc and KeySpan Corporation, 117 FERC Paragraph 61,080 (2006). Notably, in dicta in the ComEd of Indiana case, the FERC explained that the “order benefits customers by enabling the petitioner [Exelon] to utilize its assets.” ComEd of Indiana at P 1.

The Generation case involved facts very similar to those in ComEd of Indiana. In the Generation case, Generation and Public Service Electric and Gas Company (PSE&G) sought a declaratory order regarding the payment of dividends to Exelon by subsidiaries after a proposed merger of PSE&G’s parent, Public Service Enterprise Group Incorporated (PSEG), into Exelon, in a transaction structured similar to the Unicom-PECO merger. (This transaction was not consummated as a result of the inability to obtain timely regulatory approval from the New Jersey Board of Public Utilities.) As a result of the application of the purchase method of accounting for the proposed merger, PSE&G’s retained earnings would have been eliminated, and PSE&G sought to pay post-merger dividends from paid-in capital up to the amount that would have been reflected in its retained earnings account on its closing balance sheet on the day of the merger closing. Similarly, another PSEG subsidiary, PSEG Power, would have had its retained earnings account eliminated due to the application of purchase accounting in the merger. Further, as a result of the planned corporate restructuring, PSEG Power and its direct subsidiaries were to be merged into Generation. As a result of the corporate restructuring and the application of the purchase method of accounting, Generation, as successor to PSEG Power, would likely have had higher dividend requirements than it would have had prior to the proposed merger and restructuring but would not have had a correspondingly higher amount of retained earnings. The FERC granted the petition and determined that the concerns underlying Section 305(a) were not present, as the source for the dividends was identified, there was nothing to indicate that the amount would be excessive because the dividends to be paid would not exceed the amount of retained earnings prior to the merger’s closing. The FERC concluded further that the dividends would not have an adverse effect on the value of shareholder interests because the sole member of PSE&G after the proposed merger would have had the same percentage ownership interest in PSE&G following the payment of dividends, and the sole member of Generation would have the same percentage ownership interest in Generation following the payment of dividends. In this case, however, FERC did not require that a 30% common equity ratio be maintained. Given the similarity of the structure of the Unicom-PECO merger that formed Exelon in 2000 and the proposed Exelon-PSEG transaction, we believe that this case is further evidence that the FERC would not find a violation of Section 305(a) if Exelon’s public utility subsidiaries were to pay dividends at least up to the amount of their retained earnings before the Unicom-PECO merger that formed Exelon in 2000 and the subsequent restructuring (assuming, of course, that the source from which the dividends were paid had been clearly identified).

In our previous response we also discussed FirstEnergy Corporation, 115 FERC Paragraph 61,269 (2006), where the FERC concluded that the payment of dividends by FirstEnergy public utility subsidiaries out of paid-in capital would not be a violation of Section 305(a) so long as the subsidiaries’ respective equity ratios remained above 35 percent. In that petition for declaratory order, a number of factors, including recent corporate restructurings, resulted in various operating company subsidiaries having inconsistent capital structures. Also, many of the operating company subsidiaries had more equity than needed to support their regulated operations, while FirstEnergy had a significant unsecured debt outstanding. The ability to pay dividends out of paid in capital, FirstEnergy explained, would enable it and the operating company subsidiaries to achieve several important objectives, in the public interest, including optimization of the operating companies’ capital structures, consistency in capital structures, and repayment of FirstEnergy’s debt. Just as the Commission concluded that the proposed payments in FirstEnergy would not be barred by Section 305(a), we believe that the same reasoning, supports the conclusion that (assuming, of course, that the source from which the dividends were paid had been clearly identified) the FERC would not find a violation of Section 305(a) if Exelon’s public utility subsidiaries were to pay dividends at least up to the amount of the charge that was taken related to previously incurred costs originally expected to be collected by ComEd and PECO but foregone as a result of restructuring legislation and regulatory settlements in Illinois and Pennsylvania, respectively.

We would like to re-emphasize that these FERC interpretations – that Section 305(a) does not bar a public utility from paying dividends from sources other than earnings – are typically provided in response to a public utility having petitioned the FERC for a declaration as to the scope of Section 305(a) with regard to specific facts and transactions. Note that the FERC does not conclude that the FPA requires a public utility to obtain a waiver or an exception to Section 305(a) for those transactions to be permitted. Rather, the declarations are merely sought by petitioners out of an abundance of caution, given the vagueness of the statutory language of Section 305(a) and the significance of the contemplated transactions. Also, note that the declaratory orders discussed above are not an exhaustive list of such interpretations, but an exhaustive review of the FERC cases discussing section 305(a) has not identified any instance where FERC denied a petitioner's request to pay dividends out of paid-in capital accounts.

In addition to FPA considerations, ComEd and PECO are subject to state law and contractual restrictions on their ability to pay dividends. The Illinois Public Utilities Act, applicable to ComEd,

provides that an Illinois public utility may not pay dividends on its stock unless, among other things, “[its] earnings and earned surplus are sufficient to declare and pay same after provision is made for reasonable and proper reserves” or unless it has specific authorization from the Illinois Commerce Commission. ComEd has appropriated current earnings in accordance with the provisions of the Federal and Illinois systems of accounts applicable to public utilities subject to the FPA and the Illinois Public Utilities Act, respectively. Like the FPA restrictions, these provisions have not posed a limitation upon ComEd’s ability to declare and pay dividends. We reviewed the effect of this state law restriction and concluded that it was less restrictive than the FPA restriction, and accordingly our calculation is based on the Section 305(a) restriction.

Both ComEd and PECO are subject to contractual limitations as a result of debt covenants to which they have agreed in connection with the issuance of trust capital securities through special purpose financing trusts. Under those covenants, each of ComEd and PECO has agreed not to declare dividends on its capital stock in the event that (1) it exercises its right to extend the interest payment periods on the subordinated debt securities or debentures that underlie the trust capital securities; (2) it defaults on its guarantee of the payment of distributions on the trust capital securities issued to third parties (i.e., the preferred securities or the preferred trust securities); or (3) an event of default occurs under the indenture under which the subordinated debt securities or debentures were issued. At December 31, 2007, ComEd and PECO were in compliance with all of their debt covenants, and no violations were anticipated to occur, so we do not believe that they affect the calculation of restricted net assets of either ComEd or PECO.

Finally, PECO is subject to a limitation under a provision of its articles of incorporation. That provision restricts the payment of dividends on common stock if PECO’s capital, represented by its common stock together with its retained earnings, is, in the aggregate, less than the $87 million involuntary liquidating value of its outstanding preferred stock. PECO’s shareholders’ equity greatly exceeds that amount (such capital was 32 times the liquidating value of the outstanding preferred stock of $87 million as of December 31, 2007).

Our quantitative analysis is based on the foregoing legal analysis. The loan restriction computed for Generation is presented in column A of the attachment. The dividend restrictions for ComEd’s and PECO’s computations presented in columns B and C of the attachment include appropriate adjustments for the amount of ComEd’s retained earnings eliminated as a result of purchase accounting due to the Unicom-PECO merger forming Exelon in 2000, along with charges taken in connection with the regulatory restructurings in Illinois in 1997 and Pennsylvania in 1998. In addition, the 30% equity limitation advocated by FERC in numerous rulings was applied at both ComEd and PECO, resulting in a limitation at PECO as reflected on line 18 of the attachment. Limitations for ComEd under the Illinois Public Utilities Act were considered but did not result in a further restriction than the existing application of the Section 305(a) restriction. For Generation, we concluded that it could loan an amount equal to its net assets; therefore, there are no restrictions on Generation’s net assets. In summary, the analysis demonstrates that Exelon’s restricted net assets were five percent of total equity as of December 31, 2007.

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Exelon acknowledges that:

—	Exelon is responsible for the adequacy and accuracy of the disclosure in the filing;
—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
—	Exelon may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact me at (312) 394-4736.

Very truly yours,

/s/ Duane M. DesParte
Duane M. DesParte Vice President and Corporate Controller Exelon Corporation

EXELON CORPORATION

TEST FOR SCHEDULE I

FEDERAL POWER ACT

Purpose: To determine whether restricted net assets exceed 25% of the consolidated net assets for Exelon and subsidiaries, considering the following:

Step 1: Determine whether the least restrictive test under the Federal Power Act (FPA) is related to dividends or loans/advances. The application of this rule results in the loan restriction being computed for Generation and the dividend restriction being computed for ComEd and PECO. Generation is not subject to any restrictions to loans/advances while ComEd and PECO cannot loan to its parent.
Step 2: For the dividend restriction, determine the amount of retained earnings available for dividend payments, including pro forma adjustments consistent with historical FERC declarations (rows 16 and 17).
Step 3: For the dividend restriction at ComEd, determine if the Illinois Public Utilities Act adds additional restrictions that should be considered in assessing restrictions under the Federal Power Act.
Step 4: Ensure that each subsidiary's equity ratio remains above 30% consistent with various FERC declarations (row 18).

Conclusion: As Exelon's consolidated restricted net assets do not exceed 25% of Exelon's total net assets, Schedule I is not required.

		A	B	C	D	E
	As of December 31, 2007	Generation	ComEd	PECO	Corporate Entities and Eliminations	Exelon Consolidated
	Net assets
1	Preferred stock	$—	$—	$87	$(87)	$—
2	Common stock/ membership interest	3,321	1,588	2,255	1,415	8,579
3	Treasury stock	—	—	—	(1,838)	(1,838)
4	Other paid in capital	—	4,968	—	(4,968)	—
5	Receivable from parent	—	—	(784)	784	—
6	Retained earnings available for dividend payments (a)	1,429	1,610	548	2,982	6,569
7	Retained earnings / (deficit) unappropriated	—	(1,639)	—	—	(1,639)
8	Accumulated other comprehensive income	(381)	1	4	(1,158)	(1,534)
9	Total equity (total net assets)	$4,369	$6,528	$2,110	$(2,870)	$10,137

	Less net assets available for dividends under FPA:
10	Retained earnings available for dividend payments	—	(1,610)	(548)	(2,982)	(5,140)
11	Pro forma adjustments (see below)	—	(1,602)	(210)	721	(1,091)

12	Less net assets available for advances/loans under FPA	(4,369)			1,000	(3,369)

13	Restricted net assets	$—	$3,316	$1,352	$(4,131)	$537

14	Percentage of restricted to all net assets					5%

15	25% of net equity – trigger for Schedule I					$2,534

	Proforma Adjustments:
16	Impacts of purchase accounting (b)	—	(792)
17	Impacts of industry restructuring charges (c)	—	(810)	(1,834)
18	Application of FERC 30% equity ratio criteria (d)	—		1,624

19	Total proforma adjustments for dividend restriction	$—	$(1,602)	$(210)

(a)	ComEd has appropriated current earnings in accordance with the provisions of the Federal and Illinois systems of accounts applicable to public utilities subject to the FPA and the Illinois Public Utilities Act, respectively.
(b)	As a result of the 2000 the merger between PECO and ComEd, purchase accounting was applied reducing ComEd's retained earning to zero.
(c)	The 1998 Pennsylvania Act and the 1997 Illinois Act restructuring the electric utility industry resulted in a charge related to previously incurred costs originally expected to be collected through future revenues.
(d)	In certain declaratory orders, FERC has indicated that dividends may be paid as long as the subsidiary's equity ratio is and remains above 30%.